Exhibit 99.1

Explanation of Responses:
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(1) These securities are owned indirectly by Douglas F. Manchester, a director and ten percent owner of the issuer, and Manchester Financial Group, LP, a ten percent owner of the issuer. The General Partner of Manchester Financial Group, LP is Manchester Financial Group, Inc., which is a wholly-owned subsidiary of M Resorts Limited, whose General Partner is M Resorts, Inc., of which Mr. Manchester is the sole stockholder.

(2) These securities are owned directly by Manchester Financial Group, LP and indirectly by Mr. Manchester by virtue of his indirect control of Manchester Financial Group LP as described in note (1).

(3) The option is owned directly by Mr. Manchester. The option vests in twenty-four equal monthly installments beginning May 13, 2005 but was fully exercisable on the date of grant as to all 300,000 units. Any unvested portion of the option will be exercisable for restricted units subject to the same vesting schedule.

(4) The option is owned directly by Mr. Manchester. The option vests in twenty-four equal monthly installments beginning May 27, 2006 but was fully exercisable on the date of grant as to all 50,000 units. Any unvested portion of the option will be exercisable for restricted units subject to the same vesting schedule.

(5) The option is owned directly by Mr. Manchester. The option vests in thirty-six equal monthly installments beginning August 18, 2005 but was fully exercisable on the date of grant as to all 500,000 units. Any unvested portion of the option will be exercisable for restricted units subject to the same vesting schedule.